SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*


                       COMPUTER TASK GROUP, INCORPORATED
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   205477102
                                 (CUSIP Number)


                                 March 31, 2013
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ X ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 205477102

1.  NAME OF REPORTING PERSONS

                   HEARTLAND ADVISORS, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)  [      ]
                                   (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   WISCONSIN, U.S.A.

-------------------------------------------------------------------
NUMBER OF                       5.  SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY                                None
EACH
REPORTING                       6.  SHARED VOTING POWER
PERSON
WITH                                    914,079

                                7.  SOLE DISPOSITIVE POWER

                                        None

                                8.  SHARED DISPOSITIVE POWER

                                        914,079
-------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     914,079

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ____


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.9%

12.  TYPE OF REPORTING PERSON

      IA

CUSIP No. 205477102

1.  NAME OF REPORTING PERSONS

                   WILLIAM J. NASGOVITZ

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)  [      ]
                                   (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.

-------------------------------------------------------------------
NUMBER OF                       5.  SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY                                None
EACH
REPORTING                       6.  SHARED VOTING POWER
PERSON
WITH                                    917,079

                                7.  SOLE DISPOSITIVE POWER

                                        None

                                8.  SHARED DISPOSITIVE POWER

                                        917,079
-------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      917,079

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.9%

12.  TYPE OF REPORTING PERSON

      IN

Item 1.
      (a) Name of Issuer:    COMPUTER TASK GROUP, INCORPORATED

      (b) Address of Issuer's Principal Executive Offices:
                             800 Delaware Avenue
                             Buffalo, New York 14209

Item 2.
      (a)   Names of Persons Filing:  (1) Heartland Advisors, Inc.

                                      (2) William J. Nasgovitz

      (b)   Address of Principal Business Office:

      All reporting persons may be contacted at 789 North Water Street, Milwaukee, WI 53202

      (c) Citizenship or Place of Organization: Heartland Advisors is a Wisconsin corporation. William J. Nasgovitz is a United States citizen.

      (d)   Title of Class of Securities: Common Stock

      (e)   CUSIP Number: 205477102

Item 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
78c);

(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8);

(e)[X]* An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)[X]* A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3);

(j)[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

* The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and control person of Heartland Advisors, Inc. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.

(a) Amount beneficially owned:

914,079 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (2) William J. Nasgovitz, by virtue of his control of Heartland Advisors, Inc.

Mr. Nasgovitz disclaims beneficial ownership of any shares reported on the Schedule.

(b) Percent of Class: 4.9%

(c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Pages.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10. Certification.

         By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: April 9, 2013

WILLIAM J. NASGOVITZ                    HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE                  By: /s/ PAUL T. BESTE
    ---------------------------             ---------------------------
    Paul T. Beste                           Paul T. Beste
    As Attorney in Fact for                 Chief Operating Officer
    William J. Nasgovitz
   (Pursuant to Power of Attorney Previously Filed)

EXHIBIT INDEX

     Exhibit 1     Joint Filing Agreement

EXHIBIT 1

                             Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.01 par value, of COMPUTER TASK GROUP, INCORPORATED and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of April, 2013.


WILLIAM J. NASGOVITZ

By: /s/ PAUL T. BESTE
    ---------------------------
    Paul T. Beste
    As Attorney in Fact for William J. Nasgovitz
   (Pursuant to Power of Attorney Previously Filed)


HEARTLAND ADVISORS, INC.

By:  /s/ PAUL T. BESTE
     ---------------------------
     Paul T. Beste
     Chief Operating Officer